Exhibit 1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
CHINA UNICOM LIMITED (Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance) (Stock Code: 0762)
ANNOUNCEMENT
DELAY IN DESPATCH OF CIRCULAR TO UNICOM SHAREHOLDERS
As the CDMA Business Disposal Agreement, the Option Waiver and Lease Termination Agreement and the Transfer Agreement are expected to be entered into later than 21 days from the date of publication of the Announcement, the date of despatch of the Circular will be delayed. Unicom has applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Circular to a date no later than 31 August 2008.
As there are conditions to be satisfied before Unicom and Telecom will proceed with the CDMA Business Disposal (as set out in the Announcement), holders of Unicom Shares, Unicom ADSs and investors generally should exercise caution when dealing in Unicom Shares or Unicom ADSs.
1. INTRODUCTION
Unicom refers to the announcement issued by it on 2 June 2008 regarding the proposed disposal of the CDMA Business by Unicom to Telecom and the possible waiver of the CDMA Network Purchase Option and the termination of the Unicom CDMA Lease by CUCL (the Announcement). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.
2. DELAY IN DESPATCH OF THE CIRCULAR
Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, Unicom is required to despatch a circular containing, amongst others, details of the terms of the CDMA Business Disposal, the waiver of the CDMA Network Purchase Option and the termination of the Unicom CDMA Lease (the Circular) to the Unicom Shareholders within 21 days after the publication of the Announcement, which is on or before 23 June 2008.
As the CDMA Business Disposal Agreement, the Option Waiver and Lease Termination Agreement and the Transfer Agreement are expected to be entered into later than 23 June 2008, being 21 days from the date of publication of the Announcement, the date of despatch of the Circular will be delayed. Unicom has applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Circular to a date no later than 31 August 2008.

As there are conditions to be satisfied before Unicom and Telecom will proceed with the CDMA Business Disposal (as set out in the Announcement), holders of Unicom Shares, Unicom ADSs and investors generally should exercise caution when dealing in Unicom Shares or Unicom ADSs.

By order of the board of China Unicom Limited Mr. Chang Xiaobing Chairman and Chief Executive Officer
Hong Kong, 23 June 2008
As at the date of this announcement, the board of directors of Unicom comprises Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan as executive directors, Mr. Lu Jianguo and Mr. Lee Suk Kwan as non-executive directors and Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming as independent non-executive directors.